Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

2013 Year End Update

Dear Shareholders,

By all measures, 2013 was the most successful year for Mazor Robotics in our Company’s short history. Our next generation Renaissance system was successfully used in thousands of spine implant placements, from routine to the most complex cases, in the U.S., Asia and Europe. The benefits of the Renaissance system were recognized by key opinion leaders in the medical community as well as by national and regional hospitals.   As a result, we enjoyed strong system sales expansion during the year in the U.S., our primary market, and outside the U.S., as we ended the year with 63 systems globally, representing a 54% increase compared with 41 systems globally at the end of 2012.

On the corporate side, we strengthened our operating capability and built strong brand awareness while diligently expanding our sales force in key markets in the U.S. At the same time, we greatly expanded our shareholder base and improved the liquidity in our shares with the successful ADS listing in May and subsequent capital raise of $47 million in October.  We welcome our new shareholders and greatly appreciate your support and confidence.

 With less than 3% of the U.S. market penetrated, we believe that we are well positioned to further accelerate the adoption of Renaissance by new and existing customers. In total, there are 32 active sites in the U.S. using the Renaissance system. Our initial U.S. penetration strategy - southern California, Texas and central Florida – allowed us to focus our resources to ensure maximum effect.  Additionally, our success with signing hospital corporations to national agreements was an integral part of our growth strategy.  Currently, there are three such agreements in place, with 13 Renaissance systems sold to date.  We will continue to aggressively pursue organic opportunities in these regions, while we increase our focus on new geographic regions and foster deeper relationships with hospital organizations around the United States and abroad.

Along with unit growth, we have experienced increased utilization of Renaissance in the U.S. market.  Our direct sales approach in the U.S. allows us to have much greater visibility into the number of procedures performed by each installed Renaissance system. In those hospitals that used the system for longer than one year, the average quarterly utilization was approximately 18 procedures. Hospitals that used the system for less than a year, excluding purchases in the most recent quarter, averaged 13 procedures quarterly. In addition, during 2013, 65% of the cases utilizing the Renaissance system were multi-level, complex cases with between three and 11 levels operated, 49% of the surgeries were on Lumbar-Sacral anatomy, and 22% were Thoraco Lumbar surgeries. Our data shows that the proportion of the Renaissance cases where a minimally invasive or percutaneous surgical approach was used, approximately 35%, exceeding the broader market share figures for the minimally invasive approach supporting our strategy to allow conversion of open cases to MIS cases, using the Renaissance technology.

To achieve our operating and financial goals in 2014 and beyond, we plan to allocate the capital raised from the ADS offering to several key areas to ensure we accelerate the adoption of the Renaissance system, increase our competitiveness and meet our long term objectives.  One component will be to increase our sales and marketing efforts and impact.  In the U.S., we ended 2013 with 12 capital sales representatives.  We are in the process of expanding the capital sales team to 20 representatives during this year by recruiting personnel that embrace the Mazor culture which will allow us to penetrate new markets while fortifying our position in existing markets.  Additionally, with a growing roster of hospitals using Renaissance, we are also planning to broaden our clinical sales representatives (CSR) allowing us to build deeper relationships with the hospitals and provide them with support.  We ended 2013 with 30 CSR’s and plan to recruit as necessary to complement our growing install base.

Internationally, the objective is to exploit the tremendous growth opportunities around the globe by dedicating the resources necessary to maximize the promotion of the Renaissance technology. In addition to our active markets, in 2013, we also entered new markets with Renaissance, such as Australia, Taiwan, Turkey and Thailand.

Asia, which represents a sizeable, untapped market, is a region where we accomplished meaningful successes in 2013. We expect to see sustained progress in the region during the coming year.  To capitalize on this region’s momentum, we are hiring additional sales personnel dedicated to the international markets, aiming to have soon our first team members on Asia ground early along the year.  In addition to working more collaboratively with our Asian customers, additional actions such as marketing initiatives and educational labs are designed to increase the awareness of the Renaissance system in the region and its utilization.

In Europe, the favorable trends will allow us to leverage existing relationships and find new partners to raise the awareness of the Renaissance brand.  In Germany, the biggest European market, we are planning to increase our presence to support our existing systems and leverage our clinical success to penetrate the market even further.

We will also make additional investments into our research and development efforts.  Our innovative heritage will provide the path forward to develop our future generation technologies and products.  When Renaissance was still a vision in the mind of our founder, Professor Moshe Shoham, he wanted to develop a technology that would provide a safe working environment while improving clinical and business rationale for its adoption.  I believe our results to date clearly demonstrate that his vision has become a reality. Although Renaissance remains the only FDA approved surgical guidance device for spine we will strive to stay ahead of the curve by raising the barrier to entry for any future market entrants.  To further support the effectiveness of Renaissance, we are working with surgeons to initiate long term clinical studies in order to continue the independent assessment of our technology.  The three studies that we envision are focused on the procedures where we see Renaissance's greatest contributions and we will share milestones reflecting our progress.

Beyond Renaissance’s spine applications, the world’s first Renaissance-guided Deep Brain Stimulation (DBS) surgery was performed in 2013 at a Florida hospital. The implanted lead has immediate and dramatic effects on several diseases, such as Parkinson’s disease, as well as other movement disorders and brain diseases.  There are approximately 1,000,000 people suffering from Parkinson’s in the U.S today. According to the Parkinson’s disease Foundation, approximately 60,000 people are diagnosed with Parkinson’s each year and seven to ten million people live with the condition globally.  As Mazor has demonstrated in spine surgery, Renaissance is a difference-maker as it improves the patient’s quality of life. Our objective is to commercially launch this FDA cleared DBS application in the U.S. by mid-2014.

In summary, 2013 was a very successful year for Mazor Robotics, our partners, shareholders and employees. We achieved our goals and we have a strategic plan in place that sets us on a path for continued growth and success.  While it is inevitable that our success will lead to increased competition, we believe increased competition will expand market awareness and opportunities.  Furthermore, the Renaissance system has unique operating features that enhance our position in any system comparative analysis.  These features were a major factor behind our significant progress during 2013 in penetrating new hospitals while demonstrating the clinical advantages of the Renaissance system to the medical community and patients who can now experience a much improved quality of life. We have the financial and human resources to expand our footprint into new markets and additional clinical applications such as cranial procedures as we move forward into the New Year. We are committed to aggressively pursuing our growth opportunities and look forward to sharing our success with you as the year unfolds.

Thank you for your continued support!

Respectfully,

Ori Hadomi
Chief Executive Officer

This letter to shareholders contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements in this letter about future expectations, plans or prospects for the Company, including without limitation, statements regarding our success, growth plan and opportunities, the use of our financial resources, our competitive advantage, market awareness, the clinical and economic benefits of Renaissance, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements. These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC), including those discussed under the heading "Risk Factors" in Mazor’s registration statement on Form F-1 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings and the amendments thereto. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.